UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
1 May 2025
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-265452) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 9
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group)
and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements.
Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’,
‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’,
‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.
Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle
East; the tensions between China and Taiwan; political instability including as a result of any UK general election;
market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies;
volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters;
risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or
Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure;
inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change
(and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at
www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2025 and is being incorporated by reference into the Registration Statement with File No. 333-265452.

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FINANCIAL REVIEW
Income statement
The Group’s profit before tax for the first three months of 2025 was £1,517 million, 7% lower than the same period in 2024. This was driven by higher total income more than offset by higher operating expenses and a higher impairment charge. Profit after tax was £1,134 million and earnings per share was 1.7 pence (three months to 31
March 2024: £1,215 million and 1.7 pence respectively).
Total income for the first three months of 2025 was £4,695 million, an increase of 7% on the same period in 2024
(three months to 31 March 2024: £4,387 million). Net interest income of £3,204 million was up 5% on the prior year
(three months to 31 March 2024: £3,045 million), driven by a higher margin and higher average interest-earning assets. Other income increased by 11% to £1,491 million (three months to 31 March 2024: £1,342 million). Within
Retail, there was improved performance in UK Motor Finance, with fleet growth and higher average vehicle rental values, while Insurance, Pensions and Investments benefitted from higher general insurance income net of claims.
Total operating expenses of £2,868 million were 6% higher than in the prior year. This reflects higher costs, combining inflationary pressures, timing of strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline.
This is alongside higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over 2024.
No net remediation charge was recognised by the Group in the first three months of 2025 (three months to
31 March 2024: £25 million). There have been no further charges relating to motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April and has stated that it is likely to produce its judgment in July. The FCA has indicated that the decision will inform its next steps in the discretionary commission arrangements (DCA) review and that it will confirm within six weeks of the decision if it is proposing a redress scheme and if so, how it will take that forward. The FCA has also noted
that its next steps on non-DCA complaints will be informed by the decision.
The impairment charge was £310 million, up from £56 million in the three months to 31 March 2024. Asset quality remained resilient in the quarter. The charge included strong portfolio performance in Retail, more than offset by a higher charge in Commercial Banking, partly due to the non-recurrence of a release from loss rates used in the model in 2024. The charge also included a £100 million central adjustment to address downside risks to the base case related to the potential impact from US tariff policies announced at the start of April. These were becoming apparent around the balance sheet date and were determined to not be fully captured within the modelled divisional ECL allowances. This is partially offset by benefits to the MES from small increases to house price and wage growth expectations.

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FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £3,200 million higher at £909,897 million at 31 March 2025 (31 December 2024:
£906,697 million).
Financial assets at amortised cost were £2,882 million higher at £534,659 million (31 December 2024:
£531,777 million) with increases in loans and advances to customers. This included growth of £4,807 million in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances remained broadly stable in Commercial Banking, with growth in Institutional balances partly offset by repayments of government-backed lending. The growth in loans and advances to customers was partly offset by a £1,820 million reduction in reverse repurchase agreements, a £578 million reduction in loans and advances to banks and a £1,652 million reduction in debt securities.
Cash and balances at central banks were stable at £62,891 million. Financial assets held at fair value through profit or loss decreased by £475 million, with reduced holdings in the Insurance business as a result of market losses on equity investments, partly offset by increased holdings in the banking business due to increased reverse repurchase agreements. Derivative financial assets were £3,355 million lower at £20,710 million (31 December 2024:
£24,065 million), driven by interest rate movements in the period. Financial assets at fair value through other comprehensive income were stable in the period at £31,027 million. Other assets were £3,625 million higher, primarily reflecting increased settlement balances.
Total liabilities were £1,288 million higher at £862,097 million (31 December 2024: £860,809 million). Customer deposits of £487,691 million increased in the period by £4,946 million. Retail deposits increased £2,637 million in the period, driven by net inflows to limited withdrawal and fixed term deposits alongside higher current account balances. Commercial Banking deposits were up £2,261 million in the quarter, aided by short term balances.
Financial liabilities at fair value through profit or loss increased by £2,428 million to £30,039 million at 31 March
2025 due to increased repurchase agreements. Derivative financial liabilities decreased by £3,317 million to
£18,359 million as a result of market movements. Liabilities arising from insurance and investment contracts decreased by £3,332 million reflecting the decrease in policyholder investments. Other liabilities increased by
£3,642 million reflecting increased settlement balances. Debt securities in issue reduced by £3,011 million, with higher levels of maturities in the period.
Total equity increased to £47,800 million at 31 March 2025 (31 December 2024: £45,888 million). The increase primarily reflected profit attributable to ordinary shareholders alongside unwind of the cash flow hedge reserve and issuance of an AT1 capital instrument in February 2025. The Group has commenced the share buyback announced in February 2025, with c.0.3 billion shares repurchased as at 31 March 2025.
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.5% at 31 March 2025 (31 December 2024:
14.2%). Banking business profits for the first three months of the year and the dividend received from the Group’s
Insurance business were more than offset by the recognition of the full impact of the announced ordinary share buyback in respect of 2024, the accrual for foreseeable ordinary dividends and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 18.4% at 31 March 2025 (31 December 2024: 19.0%), reflecting the reduction in CET1 capital, a reduction in tier 2 capital due in part to an instrument call and an increase in risk-
weighted assets, partially offset by the issuance of a new AT1 capital instrument. The MREL ratio reduced to 30.4%
at 31 March 2025 (31 December 2024: 32.2%) reflecting the reduction in total capital resources and the increase in risk-weighted assets, in addition to a reduction in other eligible liabilities largely reflecting instrument calls, net of new issuances.
Risk-weighted assets increased by £5,490 million to £230,122 million at 31 March 2025 (31 December 2024:
£224,632 million). This reflects the impact of strong lending growth, but also includes a temporary c.£2.5 billion increase primarily due to hedging activity that is expected to reverse by the third quarter. The growth in risk-
weighted assets was partly offset by continued optimisation activity and other movements.
The Group’s UK leverage ratio at 31 March 2025 remained at 5.5% (31 December 2024: 5.5%). The increase in the leverage exposure measure primarily reflects increases across loans and advances and other assets, due in part to strong lending growth, and an increase in off-balance sheet items.

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CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2025 £m	Three months ended 31 Mar 2024 £m

Net interest income	3,204	3,045
Other income[1]	1,491	1,342
Total income[1]	4,695	4,387
Operating expenses	(2,868)	(2,703)
Impairment charge	(310)	(56)
Profit before tax	1,517	1,628
Tax expense	(383)	(413)
Profit after tax	1,134	1,215

Profit attributable to ordinary shareholders	1,006	1,069
Profit attributable to other equity holders	115	135
Profit attributable to non-controlling interests	13	11
Profit after tax	1,134	1,215

Ordinary shares in issue (weighted-average – basic)	60,589m	63,906m
Basic earnings per share	1.7p	1.7p
1Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative period is presented on a consistent basis.

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CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks	62,891	62,705
Financial assets at fair value through profit or loss	215,450	215,925
Derivative financial instruments	20,710	24,065
Financial assets at amortised cost	534,659	531,777
Financial assets at fair value through other comprehensive income	31,027	30,690
Other assets	45,160	41,535
Total assets	909,897	906,697
Liabilities
Deposits from banks	6,019	6,158
Customer deposits	487,691	482,745
Repurchase agreements at amortised cost	38,474	37,760
Financial liabilities at fair value through profit or loss	30,039	27,611
Derivative financial instruments	18,359	21,676
Debt securities in issue at amortised cost	67,823	70,834
Liabilities arising from insurance and participating investment contracts	120,131	122,064
Liabilities arising from non-participating investment contracts	49,829	51,228
Other liabilities	34,286	30,644
Subordinated liabilities	9,446	10,089
Total liabilities	862,097	860,809
Total equity	47,800	45,888
Total equity and liabilities	909,897	906,697
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2025.
The Group’s Q1 2025 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2024 Annual Report on Form 20-F.
2.Total ECL allowance by scenario
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to Consumer Price Index
(CPI) inflation and UK Bank Rate paths.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
At 31 March 2025[1]	3,587	2,711	3,139	4,063	6,128
At 31 December 2024	3,481	2,467	3,036	3,988	6,338
1Includes £100 million central adjustment held constant across all scenarios.

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ADDITIONAL FINANCIAL INFORMATION (continued)
3.Loans and advances to customers and expected credit loss allowance

At 31 March 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	275,816	31,912	4,137	6,016	317,881	10.0	1.3
Credit cards	13,875	2,327	261	–	16,463	14.1	1.6
UK unsecured loans and overdrafts	9,660	1,325	171	–	11,156	11.9	1.5
UK Motor Finance	14,197	2,491	131	–	16,819	14.8	0.8
Other	18,462	471	151	–	19,084	2.5	0.8
Retail	332,010	38,526	4,851	6,016	381,403	10.1	1.3
Business and Commercial Banking	25,778	2,946	1,160	–	29,884	9.9	3.9
Corporate and Institutional Banking	55,355	2,631	1,014	–	59,000	4.5	1.7
Commercial Banking	81,133	5,577	2,174	–	88,884	6.3	2.4
Other[1]	(88)	–	–	–	(88)
Total gross lending	413,055	44,103	7,025	6,016	470,199	9.4	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	52	245	322	179	798
Credit cards	199	308	130	–	637
UK unsecured loans and overdrafts	167	240	114	–	521
UK Motor Finance[2]	170	118	75	–	363
Other	14	14	38	–	66
Retail	602	925	679	179	2,385
Business and Commercial Banking	133	183	172	–	488
Corporate and Institutional Banking	117	152	324	–	593
Commercial Banking	250	335	496	–	1,081
Other[3]	50	50	–	–	100
Total	902	1,310	1,175	179	3,566

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	—	0.8	7.8	3.0	0.3
Credit cards	1.4	13.2	49.8	–	3.9
UK unsecured loans and overdrafts	1.7	18.1	66.7	–	4.7
UK Motor Finance	1.2	4.7	57.3	–	2.2
Other	0.1	3.0	25.2	–	0.3
Retail	0.2	2.4	14.0	3.0	0.6
Business and Commercial Banking	0.5	6.2	14.8	–	1.6
Corporate and Institutional Banking	0.2	5.8	32.0	–	1.0
Commercial Banking	0.3	6.0	22.8	–	1.2
Other			–	–
Total	0.2	3.0	16.7	3.0	0.8

1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.
3Other includes a £100 million central adjustment that has not been allocated to specific portfolios.

Page 7 of 9
ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case scenario is for a slow expansion in gross domestic product (GDP) and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Inflationary pressures remain persistent, but gradual cuts in UK Bank Rate are expected to continue during 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2025. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included. The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements for the year ended 31 December 2024, found in the Group’s
2024 Annual Report on Form 20-F.
The Group had included assumptions for expected tariffs and potential responses in its quarter-end base case conditioning assumptions prior to announcements at the start of April. Initial non-UK tariffs announced in the first few days of April and the immediate market response were larger than expected. Accordingly, the Group has adopted a £100 million central adjustment to reflect the potential ECL impact, informed by high level sensitivity to key UK economic metrics based on tariff scenarios. Subsequent developments through April were judged to relate to conditions after the balance sheet date and will be reflected in the second quarter reporting period.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 31 March 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.2	0.2	0.3	0.3	0.4	0.4	0.4	0.4
Unemployment rate	4.6	4.7	4.8	4.8	4.8	4.8	4.8	4.8
House price growth	3.8	3.8	2.4	1.7	1.3	1.7	1.9	1.8
Commercial real estate price growth	2.6	2.8	2.7	1.3	0.9	0.7	0.8	1.1
UK Bank Rate	4.50	4.25	4.00	4.00	3.75	3.75	3.50	3.50
CPI inflation	2.8	3.6	3.6	3.5	3.0	2.8	2.6	2.7

Page 8 of 9
ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2025	2025%	2026%	2027%	2028%	2029%	2025-2029 average %

Upside
Gross domestic product growth	1.3	2.2	1.6	1.5	1.4	1.6
Unemployment rate	4.1	3.2	3.1	3.1	3.2	3.3
House price growth	2.9	5.9	6.8	5.4	4.3	5.1
Commercial real estate price growth	6.1	5.7	2.6	1.0	0.4	3.2
UK Bank Rate	4.43	4.72	4.86	5.06	5.20	4.85
CPI inflation	3.3	2.8	2.8	3.1	3.0	3.0

Base case
Gross domestic product growth	0.8	1.4	1.6	1.6	1.5	1.3
Unemployment rate	4.7	4.8	4.6	4.5	4.5	4.6
House price growth	1.7	1.8	1.9	2.5	2.9	2.1
Commercial real estate price growth	1.3	1.1	1.2	0.6	0.3	0.9
UK Bank Rate	4.19	3.63	3.50	3.50	3.50	3.66
CPI inflation	3.4	2.8	2.5	2.5	2.4	2.7

Downside
Gross domestic product growth	(0.2)	(0.9)	0.9	1.5	1.5	0.6
Unemployment rate	5.6	7.4	7.6	7.3	7.0	7.0
House price growth	0.5	(3.4)	(6.7)	(4.2)	(1.1)	(3.0)
Commercial real estate price growth	(4.7)	(5.7)	(1.7)	(2.2)	(2.3)	(3.4)
UK Bank Rate	3.83	1.67	0.96	0.65	0.42	1.51
CPI inflation	3.4	2.8	2.0	1.5	1.0	2.1

Severe downside
Gross domestic product growth	(1.1)	(2.3)	0.7	1.4	1.5	0.0
Unemployment rate	6.8	10.0	10.2	9.7	9.3	9.2
House price growth	(0.6)	(8.4)	(13.8)	(9.6)	(5.0)	(7.6)
Commercial real estate price growth	(12.5)	(13.3)	(7.1)	(5.7)	(4.9)	(8.8)
UK Bank Rate – modelled	3.38	0.39	0.09	0.03	0.01	0.78
UK Bank Rate – adjusted[1]	4.25	2.94	2.80	2.76	2.75	3.10
CPI inflation – modelled	3.4	2.5	1.3	0.4	(0.2)	1.5
CPI inflation – adjusted[1]	3.8	3.8	3.2	2.7	2.4	3.2

Probability-weighted
Gross domestic product growth	0.5	0.6	1.3	1.5	1.5	1.1
Unemployment rate	5.0	5.6	5.6	5.4	5.4	5.4
House price growth	1.4	0.5	(0.8)	0.1	1.3	0.5
Commercial real estate price growth	(0.4)	(1.0)	(0.1)	(0.7)	(1.0)	(0.6)
UK Bank Rate – modelled	4.07	3.04	2.81	2.76	2.74	3.08
UK Bank Rate – adjusted[1]	4.16	3.30	3.08	3.04	3.01	3.32
CPI inflation – modelled	3.4	2.7	2.3	2.1	1.9	2.5
CPI inflation – adjusted[1]	3.4	2.9	2.5	2.4	2.2	2.7
1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the
Group’s base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

Page 9 of 9
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	1 May 2025